Exhibit (q)

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION’S

ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES

For

LIFETIME WEALTH VARIABLE UNIVERSAL LIFE POLICY

Pursuant to Rule 6e-3(T)(b)(12)(iii)

April 26, 2012

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940, as amended (“1940 Act”),1 the administrative practices that will be followed by New York Life Insurance and Annuity Corporation (“NYLIAC”) in connection with certain procedures for NYLIAC’s Lifetime Wealth Variable Universal Life insurance policy (“LWVUL” or the “Policy”). These procedures include the issuance of LWVUL by NYLIAC and acceptance of payments thereunder, the transfer of assets held thereunder, and the redemption by policyowners of their interests in LWVUL. The procedures are described more specifically in the Registration Statement for LWVUL that has been filed with the Securities and Exchange Commission (the “Commission”).2 The prospectus, SAI and the Policy for LWVUL are incorporated by reference into this document and defined terms used but not defined in this document have the same meanings as in the prospectus, SAI and the Policy for LWVUL.

NYLIAC believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1.	Because of the insurance nature of the Policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

1 This rule provides an exemption for separate accounts, their investment advisers, principal underwriters (distributors), and sponsoring insurance companies from Sections 22(c), 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer, and redemption procedures of flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative laws, or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair, and not discriminatory, and these must be disclosed in the registration statement filed by the separate accounts. This memorandum must be filed as an exhibit to the Form N-6 Registration Statement(s) pursuant to Item 26(q) of Form N-6

2 The registration statement for the Policies is SEC File No. 333-166664. This registration statement (including the applicable prospectus, statement of additional information ("SAI") and contract) is incorporated herein by reference. To the extent that the prospectus and SAI included information with regard to issuance, transfer, and redemption procedures that is not in the Policy, such differences are described in this memorandum. Subject to the foregoing, all references to “the insured” refer to single insureds. Capitalized terms not herein defined, have the same meaning as they have in the registration statement for LWVUL.

2.	In structuring its procedures to comply with Rule 6e-3(T), state insurance laws, and NYLIAC administrative procedures, NYLIAC has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

3.	In general, state insurance laws require that NYLIAC’s procedures be reasonable, fair, and not discriminatory.

4.	Because of the nature of the insurance product, it is often difficult to determine precisely when NYLIAC’s procedures deviate from those otherwise required under Sections 22(c), 22(d), 22(e), or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures that may be deemed to constitute, either directly or indirectly, such a deviation. This summary does not attempt to treat each and every procedure or variation that might occur and does include certain procedural steps that do not constitute deviations from the above-cited sections or rule.

5.	All transaction requests (for both manual and automatic transactions and authorizations to act on behalf of the Policy owner) must be received by NYLIAC in “good order” to be accepted and processed. “Good order” means, without limitation, that NYLIAC has all of the information that it needs, in a form acceptable to NYLIAC, and that all of NYLIAC’s administrative and procedural requirements are met to NYLIAC’s satisfaction.

“Public Offering Price” - Purchase and Related Transactions

Set out below is a summary of the principal LWVUL policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the LWVUL policy, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds. The chief differences revolve around the premium rate structure and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions such as loan repayment – which do not result in the issuance of a policy, but which require certain repayments by the policyowner and involve a transfer of assets supporting the policy reserve into the Separate Account.

Numerous other Policy transactions are subject to NYLIAC’s administrative procedures, which are subject to change and are not intended to be “frozen” by the terms of this document. These Policy transactions and operations include but are not limited to grace period, lapse and reinstatement, MEC and section 7702 premium limitations and related qualification issues, changes in face amount and death benefit option, procedures and methods for payment of death benefits and other Policy Proceeds, the calculation and deduction of the cost of insurance and other policy charges and deductions, etc. These policy operations and the related administrative procedures may involve not only premium (purchase) procedures but also transfer and/or redemption operations and procedures.

Planned Premium Payments

Premium payment plans, which indicate the amount and frequency of planned premium payments, are selected at the time of application and are subject to certain limitations that may be changed at any time. The planned premium is set forth in the LWVUL policy. Other than the initial premium, there are no required premium payments (except as necessary to prevent lapse). There is no penalty if the planned premium is not paid, nor does payment of planned premiums guarantee coverage for any period of time. Policy premiums are flexible. Policyowners can select the time and amount of premium paid within limits and may pay premiums according to a schedule. Other than the required initial minimum premium payment, premium payments can vary depending on individual policy specifics such as age, gender, policy Face Amount, fund performance, underwriting classification, and riders added to the LWVUL Policy. As long as the cash surrender value is sufficient to cover the LWVUL policy’s monthly deductions, the policyowner can increase, decrease, or stop making payments without lapse. If planned premiums and/or the cash surrender value are not sufficient to cover monthly deductions, the LWVUL policy may lapse. The LWVUL policy contains a ten-year, no-lapse guarantee benefit. The benefit ensures that the LWVUL policy will remain in effect during the first ten Policy Years, provided that the policy premium payments satisfy the minimum premium test. In addition, the LWVUL policy may not terminate if a guaranteed minimum death benefit rider is in effect. Planned premium payments end on the policy anniversary on which the insured is age 95.

Unplanned Premium Payments

A policyowner may make additional unplanned premium payments at any time before the policy anniversary on which the insured is age 95, as long as the insured is living. However, if payment of an unplanned premium would cause the Life Insurance Benefit of the LWVUL policy to increase more than the greater of (a) the increase in the cash value or (b) the increase in Alternative Cash Surrender Value (“ACSV”), then NYLIAC will require proof of insurability. The minimum unplanned premium amount is $50. NYLIAC reserves the right to limit the number and amount of unplanned premiums.

If a policyowner exchanges another life insurance policy to acquire the LWVUL policy under Section 1035 of the Internal Revenue Code (the “Code”), NYLIAC will treat the proceeds of that exchange as an unplanned premium.

Factors considered by NYLIAC in determining the premium payment are age, underwriting class, gender, policy face amount, fund performance, loans, and riders added to the LWVUL policy.

Underwriting Standards

The LWVUL policy will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds but recognize that mortality charges must be based upon factors such as age, gender, health and smoker status, occupation, and other activities (e.g., skydiving, recreational flying, etc.) Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each policyowner pays an initial premium and is charged certain cost of insurance rates commensurate with the insured’s mortality risk as actuarially determined utilizing factors such as age, gender, and risk classification. Some states require that the policies be underwritten on a unisex basis. Uniform premiums and cost of insurance rates for all insureds would discriminate unfairly in favor of those insureds representing greater risk. Although there is no uniform premium or cost of insurance rate for all insureds, there is a uniform premium and cost of insurance rate for all insureds of the same age, gender, risk classification, policy duration and face amount.

The underwriting standards and premium processing practices followed by NYLIAC are similar to those followed in connection with the offer and sale of non-variable life insurance, modified where necessary to meet the requirements of the Policies and the federal securities laws. The underwriting process includes a review of statements made by the insured in the application, and may also include the completion of a physical exam or diagnostic studies, and/or a review of attending physician reports. NYLIAC attempts to make all underwriting decisions within a reasonable amount of time. Usually, if a decision cannot be made within 60 days of beginning the underwriting process due to an inability to obtain all necessary information, the application will be denied. NYLIAC reserves the right to modify its underwriting requirements at any time. NYLIAC also reserves the right to reject an application for any reason permitted by law.

Policy Issuance

If a policyowner has coverage under a conditional temporary coverage agreement and the LWVUL policy is issued, that policy will replace the temporary coverage. Coverage under the LWVUL policy will be deemed to have commenced on the Policy Date. In all other cases, if the LWVUL policy is issued, coverage under the Policy will take effect when NYLIAC receives the premium payment that the policyowner is required to make when the LWVUL policy is delivered.

Application

Individuals wishing to purchase a LWVUL Policy must complete an application specifying the face amount, the death benefit option, and the name of the insured and provide certain required information about the insured. The application generally is accompanied by an initial premium and designates premium allocation percentages and the beneficiary. Before issuing any LWVUL policy, NYLIAC will require satisfactory evidence of insurability.

Premium Processing

The policyowner selects a schedule of planned premium payments in the application. The amount of the planned premium is shown on the Policy Data Page.

When a premium payment is received after the LWVUL policy is issued and accepted, NYLIAC will deduct any applicable sales expense charge, as well as state tax and federal tax charges as provided for by the LWVUL policy. The balance of the premium (the net premium) will be applied to the Investment Divisions of the Separate Account at the accumulation unit value determined at the end of the valuation day when the payment is received and to the Fixed Account or Dollar Cost Averaging Plus (“DCA Plus”) Account (if applicable) in accordance with a policyowner’s allocation election in effect at that time, and before any other deductions which may be due are made. The number of accumulation units NYLIAC credits to each Investment Division equals the premium dollar amount applied to the Investment Division divided by the accumulation unit value of that Investment Division. If the day NYLIAC receives a premium payment is not a Business Day or if the payment is received after 4:00 p.m., Eastern Time, then the payment will be applied on the next Business Day.

Policyowners can change the premium allocation any time a premium payment is made by sending NYLIAC a revised premium allocation form to one of the addresses listed on the prospectus cover page for the LWVUL Policy. Changes can also be made by authorized third parties (such as the registered representative, registered service assistant, or the Investment Adviser) and through certain electronic means. Allocation percentages must be in whole numbers and the sum of the percentages must equal 100%.

If a premium payment is returned for insufficient funds, NYLIAC reserves the right to reverse the allocations and charge the policyowner a fee for each returned payment. In addition, NYLIAC may redeem shares of an underlying fund company to cover any losses it incurs as a result of a returned payment. If NYLIAC incurs any loss as a result of the returned payment, NYLIAC will deduct the amount of the loss from the policyowner’s Cash Value. If an electronic payment (“Check-o-Matic”) is returned for insufficient funds for two consecutive periods, the privilege to pay electronically will be suspended until the policyowner notifies NYLIAC to reinstate it and NYLIAC agrees.

While held in the Fixed Account or DCA Plus Account, principal is guaranteed and premium will be credited with interest at the then current rates. Interest accrues daily and is credited on each Monthly Deduction Day.

Refund of Excess Premiums

If a policyowner elects the guideline premium test to determine whether the LWVUL policy qualifies as life insurance under Section 7702 of the Code, NYLIAC may limit premium payments under the policy. If the premiums paid during any Policy Year exceed the maximum amount permitted under the guideline premium test, NYLIAC will return to the policyowner the excess amount within 60 days after the end of the Policy Year. Any excess premiums NYLIAC returns to the policyowner will not include any gains or losses attributable to the investment return on those premiums. NYLIAC will credit interest at a rate of not less than 3% on those premiums from the date such premiums cause the LWVUL policy to exceed the amount permitted under the guideline premium test to the date NYLIAC returns the premiums to the policyowner.

Similarly, if the premiums paid during any Policy Year would cause the Policy to become a Modified Endowment Contract (“MEC”), we will notify the policyowner of this change. The policyowner has 60 days from the policy anniversary in which the policy became a MEC to advise us to reverse this status. If the policyowner wishes to reverse the policy’s MEC status, we refund any excess premium amount to the policyowner with interest calculated from the date of the premium payment to the date of the refund.

Free Look Provision

An LWVUL policy may be canceled within the period specified in the policy or required by law (20 days in most states) after the policyowner receives it, by returning it to NYLIAC. Premiums will be allocated to NYLIAC’s General Account during the free look period. To receive a refund, the policyowner must return the LWVUL policy to the Variable Products Service Center at one of the addresses on the cover page of the prospectus or to the registered representative from whom the policyowner purchased the LWVUL policy along with a written request for cancellation in a form acceptable to NYLIAC. The net premiums plus any interest accrued are allocated to the Investment Divisions and/or the Fixed Account as elected by the policyowner (or selected by the Investment Adviser on the policyowner’s behalf) at the end of the free look period. For these purposes, the free-look period ends 20 days from the Issue Date (if the policyowner paid the initial premium with the application), or otherwise, 20 days from the date NYLIAC receives the initial premium payment. If the policyowner cancels the LWVUL policy, the policyowner will receive from NYLIAC the greater of the Policy cash value as of the date the LWVUL policy is received by NYLIAC or the total premiums paid, less any loans and any partial surrenders taken. The policyowner may cancel increases in the Policy face amount under the same time limitations. For canceled increases in the face amount, the refund will equal the amount of premiums in excess of the planned premiums allocated to the increase, less any portion of such amount previously paid to the policyowner.

Repayment of Indebtedness

Loan interest accrues each day and is payable on the earliest of the following dates: the policy anniversary, the date of death of the insured, the date of surrender, the date of a new loan, the date of lapse, the date of a loan increase or loan repayment, or any other date specified by NYLIAC. Loan interest not paid in cash as of the Policy anniversary will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

All or part of an unpaid loan can be repaid at any time while the LWVUL policy is still in effect. NYLIAC will consider any payment received from a policyowner to be a premium unless the policyowner indicates in writing that it is a loan repayment. When a loan repayment is received, NYLIAC will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account and/or the DCA Plus Account. Any remaining portion of a payment will be allocated to the Separate Account in the same proportion as the amount of money the policyowner has in each Investment Division on the date of the loan repayment, unless the policyowner indicates otherwise and NYLIAC agrees. Repayments of loans from the DCA Plus Account will be allocated to the Fixed Account. If a loan is outstanding when the Policy Proceeds or surrender proceeds (including ACSV proceeds during the first ten (10) Policy Years (the “ACSV Period”)) of the LWVUL become payable, NYLIAC will deduct the amount of any unpaid loans (including accrued loan interest) from these proceeds. If an unpaid loan and accrued interest exceed the cash value of the Policy, NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee, if any, on NYLIAC’s records. The Policy will terminate 31 days after the date on which NYLIAC mails the notice to the policyowner if the excess amount is not paid within that 31 days.

Correction of Misstatement of Age or Gender

If the insured’s age or gender is misstated in the application for the LWVUL policy, NYLIAC will adjust the life insurance benefit to reflect the correct age and gender. NYLIAC will adjust the Policy proceeds provided by the LWVUL policy and any riders based on the most recent mortality charge for the correct date of birth.

“Redemption Procedures” - Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute “redemptions” under the LWVUL policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds. NYLIAC’s policies may provide for the payment of monies to a policyowner or beneficiary upon presentation of a LWVUL policy. The principal difference between NYLIAC’s “redemption” procedures and those in a mutual fund context is that the payee will not always receive a pro rata or proportionate share of the Separate Account’s assets within the meaning of the 1940 Act. The amount received by the payee will depend upon the particular benefit for which the LWVUL policy is presented including, for example, the cash surrender value or part thereof, the ACSV (during the ACSV Period), or proceeds at death. There are also certain LWVUL policy provisions—such as the loan privilege—under which the LWVUL policy will not be presented to NYLIAC, but which will affect the policyowner’s benefits and involve a transfer of the assets supporting the policy reserve out of the Separate Account. Finally, state insurance laws (as well as Policy provisions and NYLIAC’s administrative procedures) may require that certain requirements be met before NYLIAC is permitted to make payments to the payee. Part of the administrative procedures is that “good order” requirements must be met before any redemption proceeds (including full and partial surrenders, loans and death benefits) can be paid.

Surrenders and Partial Surrenders

The owner of the LWVUL policy may request a partial surrender of an amount based upon the policy cash surrender value under the following conditions: i) the insured is living; ii) the partial surrender amount is at least $100; and iii) the partial surrender will not cause the LWVUL policy to fail to qualify as life insurance under Section 7702 of the Code. The owner of the LWVUL policy may surrender it for its cash surrender value at any time while the insured is still living. The owner of the LWVUL policy may also surrender it for its ACSV during the ACSV Period while the insured is still living. Uniform rules will be applied in agreeing to partial surrenders under the policy’s stated minimum. The cash surrender value is the cash value less any outstanding Policy loans (including any accrued loan interest). The ACSV is the cash surrender value plus the amortized value of the ACSV Benefit. The ACSV Benefit is equal to a percentage of the sum of all sales expense charges, state premium tax charges, federal tax charges and monthly per thousand Face Amount charges that have been deducted from issue plus interest.

The amount available for a surrender or withdrawal is based upon the Policy’s cash surrender value at the end of the Business Day during which the written request for the surrender or partial surrender is received in good order by NYLIAC or, if received after close of the NYSE, the next Business Day. As noted above, the policyowner may also receive the ACSV during the ACSV Period. NYLIAC will process partial surrenders and surrenders at the accumulation unit values next determined after receipt of the withdrawal or surrender request (and receipt of the LWVUL policy, if it is a surrender request), and the withdrawal or surrender generally will be effective on the date the request is received in good order (unless a later date is specified by the policyowner). However, if the day NYLIAC receives the request is not a day on which the NYSE is open or if the request is received after the close of the NYSE, then the partial surrender or surrender will be effective on the next day on which the NYSE is open.

NYLIAC may charge a fee as specified in the Policy for processing a partial surrender. The partial surrender fee will be deducted from the Fixed Account, Investment Divisions, or DCA Plus Account, based on the partial surrender allocation. If the policyowner does not specify a partial surrender allocation, the partial surrender fee will be deducted from the Fixed Account, Investment Divisions, or DCA Plus Account on a pro rata basis. When the policyowner makes a partial surrender, the Policy Proceeds, the face amount, the adjusted total premium, the cash value, the cash surrender value, and/or the ACSV (during the ACSV Period) may be reduced, as described in the Policy and the prospectus.

NYLIAC reserves the right to limit the amount and frequency of partial surrenders. NYLIAC specifically reserves the right to prohibit partial surrenders once a Policy’s face amount has fallen below the minimum face amount requirement of $100,000.

Payment of Benefits

If the Policy is still in effect, NYLIAC will pay any cash surrender value, ACSV (during the ACSV Period), partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after receipt of all required documents in good order. However, NYLIAC can delay payment of any partial surrender from the Separate Account, loan proceeds attributable to the Separate Account, the cash surrender value, the ACSV (during the ACSV Period) or the Policy Proceeds during any period that: (1) NYLIAC is unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or (2) the Commission, by order, permits NYLIAC to delay payment in order to protect policyowners.

NYLIAC may delay paying any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Plus Account for up to six months from the date the request is received. NYLIAC can delay payment of the entire Policy Proceeds if payment is contested. NYLIAC investigates all death claims arising within the two year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

In addition, Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require NYLIAC to reject a premium payment and/or “freeze” a policy. If these laws apply to a particular LWVUL policy, NYLIAC would not be allowed to pay any request for transfers, withdrawals, surrenders, loans, or death benefits. If a Policy or an account is frozen, the cash value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

Finally, if a policyowner has submitted a recent check or draft, NYLIAC has the right to defer payment of surrender, withdrawal, loan proceeds, death benefit proceeds, amounts due pursuant to the free look provision, or payments under a settlement option until such check or draft has been honored.

If payment of cash surrender value, ACSV (during the ACSV Period) or a partial surrender is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3% (or at a higher rate as required by law). NYLIAC adds interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option, or a higher rate if required by law.

Payment of Policy Proceeds

The Policy Proceeds are the amount payable to the named beneficiary when the insured dies, if the LWVUL policy is still in effect. Upon receiving due proof of death, NYLIAC pays the beneficiary the Policy Proceeds determined as of the date the insured dies. If the policyowner did not elect a payment option, the policy proceeds will be paid in one sum unless the beneficiary chooses otherwise. There are two payment options from which beneficiaries may choose, an Interest Accumulation Option and an Interest Payment Option. Under the Interest Accumulation Option, the portion of the Policy Proceeds the beneficiary chooses to keep with NYLIAC will earn interest each year. The beneficiary can make partial surrenders from this amount at any time in sums of $100 or more. NYLIAC will pay interest on the sum withdrawn up to the date of the partial surrender. Under the Interest Payment Option, NYLIAC will pay interest on all or part of the Policy Proceeds the policyowner chooses to keep with NYLIAC. The policyowner elects the frequency of the interest payments made: monthly, every three months, every six months or annually. The Policy Proceeds are calculated as described in the prospectus. The beneficiary can also elect to have the Policy Proceeds paid in a lump sum (through a single check for the full amount of the policy proceeds) or into an interest-bearing draft account opened in the beneficiary’s name. If the beneficiary does not choose a method of payment—i.e., one of the payment options outlined above, a single check for the full amount of the policy proceeds, or the interest-bearing draft account—and the proceeds are $10,000 or more, the policy proceeds will be deposited into the draft account (unless otherwise required by law). NYLIAC will provide the beneficiary with a checkbook to access these funds from the account. If this option is elected, the beneficiary can use these checks at any time to withdraw all, or a portion, of the Policy Proceeds at any time, subject to a minimum of $250 per check. The beneficiary’s draft account will be credited with interest monthly on the proceeds remaining in the account. The account is not FDIC insured and is subject to claims of NYLIAC creditors. If no method of payment is chosen and the Policy proceeds are less than $10,000, the beneficiary will receive a single check for the amount of the policy proceeds.

The Life Insurance Benefit depends on the Life Insurance Benefit Option chosen by the policyowner. The specific types of Life Insurance Benefit Options are specified in the LWVUL policy.

NYLIAC pays interest on the Policy Proceeds from the date of death of the insured to the date the Policy Proceeds are paid or a payment option becomes effective. If the insured dies during the 62-day late period, NYLIAC will subtract from the LWVUL policy’s Life Insurance

Benefit any outstanding loans (including loan interest) and any unpaid monthly deductions for the full policy month or months that run from the beginning of the late period through the policy month in which the insured dies, and then credit the interest. If the beneficiary dies before the insured, NYLIAC will pay the Policy Proceeds in a lump sum to the owner, or if the owner has died, to the owner’s estate. NYLIAC may further adjust the amount of Policy Proceeds under certain circumstances, such as if material misstatements of age or gender were made in an application.

Suicide

If the death of the insured is a result of suicide within two years of the issue date, NYLIAC will pay a limited Life Insurance Benefit in one sum to the beneficiary. The limited Life Insurance Benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrenders. If a suicide occurs within two years of the effective date of a face amount increase, NYLIAC will also pay the limited Life Insurance Benefit associated with the face amount increase, i.e., the total cost of insurance charges NYLIAC deducted from the policy Cash Value for the increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

Changing the Face Amount

If the insured is still living and meets certain age requirements specified in the prospectus, the policyowner may, in writing to NYLIAC’s Variable Products Service Center (“VPSC”) or to the policyowner’s registered representative, request an increase or decrease in the face amount under the terms specified in the LWVUL policy. No increase to Face Amount will be allowed in the first policy year. For increases in face amount, the policyowner must submit a written application signed by the insured and provide satisfactory evidence of insurability (except as noted below). Any change in face amount must comply with minimum and maximum limits specified in the prospectus, and NYLIAC may limit any change in face amount. If approved, the change will be effective on the Monthly Deduction Day on or next following the date of approval (for an increase) or date of request (for a decrease). Increases to the face amount may result in (1) additional cost of insurance charges; (2) an additional per-thousand face amount charge; (3) a new suicide and contestability period applicable only to the amount of the increase; (4) a change in the life insurance percentage applied to the entire Policy under Section 7702 of the Code; and (5) a possible new seven-year testing period for modified endowment contract status.

The Face Amount can also change due to a change by the policyowner in the Life Insurance Benefit Option chosen. In order to change the Life Insurance Benefit Option, NYLIAC may require that a signed request be submitted to NYLIAC. Changes to the Life Insurance Benefit Option may be prohibited if the change would: (1) cause the Face Amount of the Policy to be less than the policy minimum; (2) cause the Policy to fail to qualify as life insurance under Section 7702 of the Code; or (3) cause the Policy’s face amount to exceed NYLIAC set risk limits. The change will be effective on the Monthly Deduction Day on or after the date NYLIAC receives the written request for the Life Insurance Benefit option change.

Policyowners also have the opportunity to apply for additional Face Amount increases without underwriting, subject to a recommendation by NYLIAC, during the first 20 Policy Years (except the first) or until the Insured is 65 years old, whichever is earlier if the policyowner has elected the Pre-Approved Increase Rider. Face Amount increases under the rider are subject to an annual limit of 10% of the LWVUL policy’s initial face amount or $100,000 (whichever is less) and a total limit of 50% of the Policy’s initial Face Amount or $500,000 (whichever is less). (We may change these percentages and dollar amounts, subject to the terms of the rider). If within three years of NYLIAC’s recommendation to increase the Face Amount of the LWVUL policy, the policyowner does not apply for the lesser of: (a) the full amount of that recommended increase or (b) the maximum amount of pre-approved increases available during that three year period, the rider will end and the policyowner will no longer be eligible to apply for, and receive, a pre-approved Face Amount increase to the LWVUL policy or a recommendation for such a Face Amount increase.

Additional Benefits Through Riders

NYLIAC may offer additional benefits under the Policies through optional riders such as the Pre-Approved Increase Rider, Guaranteed Minimum Death Benefit Rider, the Life Extension Benefit Rider, the Spouse’s Paid-Up Insurance Purchase Option Rider, the Monthly Deduction Waiver Rider, the Living Benefits Rider (also known as the Accelerated Benefits Rider), the Overloan Protection Rider, the Accidental Death Benefit Rider, the Children’s Insurance Rider, the Term Insurance on Other Covered Insured Rider, the Insurance Exchange Rider, the Guaranteed Minimum Accumulation Benefit Rider, and the Waiver of Specified Premium Rider. Other riders may be offered. NYLIAC may assess an additional charge for a rider. Specific information concerning the operation of each of these riders is contained in the prospectus and in the rider forms.

Policy Loans

Using the Policy as sole security, the policyowner can borrow any amount up to the loan value of the LWVUL policy. When a loan is requested, an amount necessary to increase the amount in the Fixed Account to an amount specified in the LWVUL policy is transferred from the Separate Account (and/or the DCA Plus Account, if so requested) to the Fixed Account. This transfer will be made on a pro rata basis from the various Investment Divisions and/or the DCA Plus Account, unless the policyowner specifies otherwise. While a policy loan is outstanding, no partial surrenders or transfers from the Fixed Account will be allowed that would cause the amount in the Fixed Account to fall below 100% of the requested loan amount plus any outstanding loans including any accrued interest. If the monthly deductions from cash value will cause the amount in the Fixed Account to fall below this amount, NYLIAC will take these deductions first from the Investment Divisions of the Separate Account in proportion to the amount invested and then from the DCA Plus Account. The amount transferred to the Fixed Account is not affected by the Separate Account’s investment performance. The portion of the cash value in the Fixed Account equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than the rate specified in the LWVUL policy. The rate on the loaned amount in the Fixed Account may be different from the rate NYLIAC credits on other amounts in the Fixed Account or amounts in the DCA Plus Account. The rate credited on loaned amounts will never be less than 2% less than the rate charged for policy loans in Policy Years 1-20 and 0.25% in Policy Years 21 and subsequent. NYLIAC guarantees that the interest rate credited on loaned amounts will always be at least 3% for policies issued before May 1, 2012 and 2% for policies issued on or after May 1, 2012 (subject to state availability). For policies issued before May 1, 2012, NYLIAC charges interest on policy loans at a rate of 4% in Policy Years 1-10 and 3% in Policy Years 21 and beyond. For policies issued on or after May 1, 2012 (subject to state availability), NYLIAC charges interest on policy loans at a rate of 3% in Policy Years 1-10 and 2% in Policy Years 21 and beyond. The rate may be increased or decreased but will never exceed 6%. If NYLIAC increases this rate, it will not increase by more than 1% per calendar year.

Replacement Processing

The policyowner may surrender a variable life insurance policy issued by NYLIAC in an exchange for a variable life insurance policy of another issuer. NYLIAC reserves the right to delay replacement processing of the surrender of a variable life insurance policy until it receives from the issuer of the replacement policy any documentation required by appropriate state law including, but not limited to, a notice of replacement. Replacement requests are processed at the price next determined after NYLIAC receives all necessary documentation.

Similarly, the policyowner may surrender a policy issued by another issuer in an exchange for the LWVUL policy. NYLIAC will accept initial premium from one or more contracts insuring the same insured that qualify for a tax-free exchange under Section 1035 of the Code. Upon receipt of an application and assignment of the existing insurance from the applicant to NYLIAC, NYLIAC will begin the underwriting process. Once the underwriting process has been completed and the application has been approved, NYLIAC will submit a written request to the existing insurer requesting surrender of the existing insurance and payment of that insurance’s cash value. Upon receipt of the premium from the existing insurer, the LWVUL policy will be issued and full insurance coverage will take effect. If a premium payment was received with the application in connection with a Section 1035 exchange, the premium would be held in the General Account until the requested funds are received from the existing insurer.

Policy Termination

The Policy does not terminate for failure to pay premiums since premiums, other than the initial premium, are not specifically required. Rather, on a Monthly Deduction Day, if the cash surrender value is less than the monthly deduction charges due for the next Policy month, and the No-Lapse Guarantee benefit or Guaranteed Minimum Death Benefit (“GMDB”) rider is not in effect, the Policy will continue for a late period of 62 days after that Monthly Deduction Day (unless otherwise indicated by state law).

As long as the GMDB rider is in effect and the benefit period has not expired, the policy will never lapse due to its cash surrender value being insufficient to cover the current monthly deduction charges. Under the rider, if the policyowner’s monthly deduction charges are greater than the Policy’s cash surrender value, NYLIAC will deduct as much of the monthly deduction charges from the Cash Value as possible and then will waive any excess charges. This rider is generally available with a benefit period up to the insured’s age 95. The benefit period must be at least ten years for the rider to be available. Additional premiums must be paid to add the rider to the Policy.

NYLIAC allows 62 days to pay the premium necessary to cover the overdue monthly deduction charges and/or 31 days to pay any excess Policy loan. NYLIAC will mail a notice to the policyowner at his or her last known address, and a copy to the last known assignee on the records, at least 31 days before the end of the late period which sets forth this amount. During the late period, the LWVUL policy remains in force. No new loans or partial surrenders may be taken during the late period. If NYLIAC does not receive the required payment before the end of the late period, the LWVUL policy will end without any benefits. If the insured dies during the late period, NYLIAC will pay the Policy Proceeds to the beneficiary. However, these proceeds will be reduced by the amount of any unpaid monthly deductions from cash value for the full Policy month or months that run from the beginning of the late period through the Policy month in which the insured dies. The Policy contains a no-lapse guarantee provision which may prevent the Policy from terminating during the first ten Policy Years provided that total premiums paid under the LWVUL policy less any loans or partial surrenders are at least equal to the minimum monthly premium payment amount multiplied by the number of months the Policy is in effect. The no-lapse guarantee will end on the tenth policy anniversary.

Reinstatement

For a period of five (5) years after termination, the Policyowner can request that NYLIAC reinstate the LWVUL policy while the insured is living. NYLIAC will not reinstate a LWVUL policy if it has been surrendered for its cash surrender value, or ACSV (during the ACSV Period). To reinstate his or her policy, the policyowner must submit payment of an amount sufficient to keep the Policy in force for at least three months after the date of reinstatement and satisfactory evidence of insurability (if the reinstatement request is more than 31 days after termination). This reinstatement payment will equal 3 Monthly Deduction Charges (including any charges due and unpaid at the time of lapse), multiplied by a factor to account for premium expense charges. Such payment will be applied to the Investment Divisions and/or the Fixed Account based on the unit values as of the Business Day NYLIAC receives it and in accordance with the instructions of the policyowner. Payments received after 4:00 p.m., Eastern Time, on any Business Day, or any non-Business Day, will be credited on the next Business Day.

The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement. If NYLIAC does reinstate the LWVUL policy, the face amount for the reinstated policy will be the same as it would have been if the LWVUL policy had not terminated. The cash value of the reinstated LWVUL policy will be the cash value at the time of reinstatement. The cash value effective on the monthiversaries after the reinstatement date are used to determine the Net Amount at Risk. NYLIAC will deduct any unpaid loan from the cash value, or any unpaid loan can be repaid, together with loan interest from the end of the late period to the date of reinstatement.

“Transfer Procedures”

All or part of the cash value may be transferred (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Plus Account to the Investment Divisions of the Separate Account, (3) from the DCA Plus Account to the Fixed Account, (4) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between the Investment Divisions of the Separate Account. The policyowner cannot transfer any portion of the Cash Value of the Policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Plus Account. If, after an ordered transfer, the amount remaining in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred.

Transfer requests received on a Business Day after the close of regular trading on the NYSE, or received on a non-Business Day, will be priced as of the next Business Day.

As described in the prospectus, there may be limits on maximum and minimum amounts that may be transferred among the Investment Divisions, from the Investment Divisions to the Fixed Account, from the DCA Plus Account to the Fixed Account, and/or from the Fixed Account to the Investment Divisions during any Policy Year (including transfers made in connection with Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options).

NYLIAC may impose a transfer charge of up to $30 per transfer for each transfer after the first twelve in any policy year on amounts transferred, other than transfers made in connection with Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options. Any unused transfers do not carry over to the next Policy Year. NYLIAC also may restrict transfers, as described in the prospectus.

Transfer requests must be in writing on a form approved by NYLIAC or by telephone (or other electronic means) in accordance with procedures established by NYLIAC. Policyowners may submit a Trading Authorization Form to VPSC to authorize NYLIAC to accept electronic instructions from a registered representative and registered service assistant to make transfers on their behalf. Policyowners electing Advisory Services in connection with the LWVUL policy must sign and submit a power of attorney to authorize the Investment Adviser to make transfers on their behalf.

Transfers may be prohibited or restricted in accordance with the disclosures in the prospectus with respect to market timing or other frequent or abusive transactions.

Dollar Cost Averaging

Through a process called Dollar Cost Averaging (“DCA”), the policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and/or the Fixed Account. The Policyowner can elect this option as long as the cash value is $2,500 or more. The Policyowner will specify the Investment Division to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred (subject to limits specified in the prospectus), the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. The Policyowner cannot transfer any portion of the Cash Value of the Policy from the Investment Divisions of the Separate Account to the DCA Plus Account. DCA transfers do not count as transfers toward any free transfer limit.

NYLIAC will make all DCA transfers on the day of each calendar month specified by the policyowner, or on the next business day. The policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a DCA transfer, NYLIAC must have received a request in writing no later than five (5) Business Days prior to the date DCA transfers are to commence, and the cash value of the policy must be at least $2,500.

The DCA feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than $2,000. The policyowner may not elect DCA if Automatic Asset Reallocation has been chosen. The policyowner may alternate between these two features. Dollar Cost Average is not available when the DCA Plus Program is in place.

In addition, the policyowner may participate in the DCA Plus Program. If this program is selected, the policyowner may not use DCA, AAR, or Interest Sweep until the DCA Plus Account is closed for 12 months following the expiration of the policy’s Free Look period. If the policyowner elects to participate in the program, the entire initial net premium must be allocated to the DCA Plus Account. Subsequent premiums received within 12 months following the expiration of the policy’s Right to Examine period will also be allocated to the DCA Plus Account unless the policyowner directs otherwise. The DCA Plus Program allows the policyowner to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over a 12 month period. These transfers reflect the policyowner’s allocation selection regarding automatic transfers. The DCA Plus Account credits interest at a rate determined by NYLIAC, but never less than 3% for policies issued before May 1, 2012, and 2% for policies issued on or after May 1, 2012 (subject to state availability). Interest accrues daily and is credited on each Monthly Deduction Day. Net premium payments to the DCA Plus Account will receive applicable interest rate in effect on the Business Day NYLIAC receives that premium payment. Interest rates for subsequent premium payments into the Fixed Account and DCA Plus Account may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Plus Account. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions and/or Fixed Account. Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthly Deduction Day for a period of twelve months immediately following the policy’s Free Look period. The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on a formula provided in the prospectus.

The DCA Plus Program may be canceled at any time by written request. Upon receiving a cancellation request, NYLIAC will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by the policyowner. NYLIAC reserves the right to stop offering the DCA Plus Account at any time.

Automatic Asset Reallocation

Through a process called Automatic Asset Reallocation (“AAR”), the policyowner may elect to have assets automatically reallocated among the Investment Divisions to maintain a pre-determined percentage invested in the Investment Divisions the policyowner has selected. This option may be elected as long as the cash value is $2,500 or more. The policyowner will specify the Investment Divisions the assets will be allocated to, the percent to be invested in each of these Investment Divisions, the day of the month for the reallocation (with the exception of the 29th, 30th and 31st of a month), and the frequency with which the amounts will be allocated (either quarterly, semi-annually or annually). AAR transfers do not count as transfers toward any free transfer limit. This option must be selected if the Investment Adviser provides Advisory Services.

In order to process AAR transfers, NYLIAC must have received a request in writing no later than five (5) Business Days prior to the date transfers are scheduled to begin, and the cash value of the policy must be at least $2,500 for this feature as stated in the prospectus. The AAR feature may be canceled at any time by written request. The feature will be automatically suspended if the cash value is less than $2,000 on a reallocation date. The policyowner may not elect AAR if DCA has been chosen. The policyowner may alternate between these two features. AAR is not available when the DCA Plus Program is in place.

The policyowner’s AAR will be cancelled if a premium allocation change or transfer is submitted (by the policyowner or on the policyowner’s behalf) that is inconsistent with the current AAR arrangement. This outcome can be prevented if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer.

Interest Sweep

Through the process called Interest Sweep, the policyowner may instruct NYLIAC to periodically transfer the interest earned in the Fixed Account into Investment Divisions the policyowner specifies. The policyowner will specify the percentages of Fixed Account interest to be transferred to each Investment Division, the date this feature will start, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of transfers, either monthly, quarterly, semi-annually or annually as long as the amount in the fixed account is at least $2,500. The policyowner may specify any day of the month to make these transfers, with the exception of the 29th, 30th and 31st of a month. The written request must be received by NYLIAC five (5) Business Days prior to the date transfers are scheduled to begin. Interest Sweep transfers do not count as transfers toward any free transfer limit.

If an Interest Sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount the policyowner has in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, NYLIAC will not process the transfer and will suspend Interest Sweep. If the amount in the Fixed Account is less than $2,000, NYLIAC will automatically suspend this feature. Once the amount in the Fixed Account equals or exceeds $2,000, the Interest Sweep will resume automatically as scheduled. The policyowner may not choose Interest Sweep if they instructed NYLIAC to pay any part of their Policy expenses from the Fixed Account. Policyowners may request Interest Sweep in addition to either DCA or AAR. If an Interest Sweep transfer is scheduled for the same day as a DCA or AAR transfer, NYLIAC will process the Interest Sweep transfer first. The Interest Sweep feature may be canceled at any time by written request to one of the addresses listed on the first page of the LWVUL prospectus. Interest Sweep is not available when the DCA Plus Program is in place.

Investment Adviser

The policyowner may elect to receive Advisory Services from the Investment Adviser in connection with the LWVUL policy. In order to receive these services, the policyowner must enter into a separate agreement with the Investment Adviser and sign a power of attorney that authorizes the Investment Adviser to make premium allocations, transfers among investment divisions, changes to investment objective and/or risk tolerance, and revisions to AAR arrangements. Policyowners do not need to enter into an agreement with the Investment Adviser, or use the Advisory Services, in order to purchase a LWVUL policy and may cancel the agreement with the Investment Adviser at any time.

If the policyowner elects to receive Advisory Services in connection with the LWVUL policy, the Investment Adviser, as the policyowner’s representative, will be subject to the same limits on transfers that apply to the policyowner. All transactions generated by the Investment Adviser with respect to the policy, will be deemed to have been authorized by the policyowner. In this memorandum, where the context so requires or makes it appropriate, references to the policyowner include the Investment Adviser (or registered representative or registered service assistant, as applicable). If the agreement with the Investment Adviser is cancelled or otherwise terminated, the policyowner is responsible for premium and investment allocations.

Exchange Procedure

At any time within 24 months of the Issue Date, the policyowner may transfer the entire Cash Value to the Fixed Account or exchange the Policy for a new permanent plan of life insurance which NYLIAC (or one of its affiliates) is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date NYLIAC receives the Policy along with a proper written request; or (b) the date NYLIAC receives the necessary payment for the exchange. The new policy will have the same Issue Date, issue ages, initial face amount, and risk classifications as the original Policy. All riders will end unless otherwise required by law. In order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) submission of a proper written request.

From time to time, NYLIAC also may offer certain or all policyowners the right to exchange the Policy for a new policy that was not available on the date the Policy was issued. Any such exchanges would be subject to all applicable provisions of Section 11 of the Investment Company Act of 1940.